

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

David Campbell, Ph.D.
Chief Executive Officer
Janux Therapeutics, Inc.
10955 Vista Sorrento Parkway, Suite 200
San Diego, CA 92130

      Re: Janux Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed August 9, 2022
          File No. 333-266720

Dear Dr. Campbell:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Kenneth J. Rollins